UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Suite 100
Pittsburgh, PA 15220

L.B. Foster Company
401(k) and Profit Sharing Plan
Financial Statements
and Supplemental Schedule
December 31, 2019 and 2018 and the
Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm
To the Investment Committee of L.B. Foster Company and the Participants in the L.B. Foster Company 401(k) and Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2019.

Pittsburgh, Pennsylvania
June 5, 2020

L.B. Foster Company
401(k) and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Investments, at fair value	$83,560,255	$67,872,452
Receivables:
Notes receivable from participants	1,924,547	1,821,522
Contributions receivable from employer	—	1,023,846
Total receivables	1,924,547	2,845,368
Net assets available for benefits	$85,484,802	$70,717,820
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions
Investment income:
Interest and dividends	$4,374,783
Net appreciation in fair value of investments	10,539,674
Total investment income	14,914,457
Interest income from notes receivable from participants	91,214
Contributions:
Employee	4,133,008
Employer	1,913,970
Rollover	926,158
Total contributions	6,973,136
Total additions	21,978,807
Deductions
Deductions from net assets attributable to:
Benefit payments	7,263,595
Administrative expenses	48,872
Total deductions	7,312,467
Increase in net assets available for benefits before transfers	14,666,340
Transfers of assets from affiliated plan (Note 1)	100,642
Increase in net assets available for benefits after transfers	14,766,982
Net assets available for benefits, beginning of year	70,717,820
Net assets available for benefits, end of year	$85,484,802
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2019 and 2018
1. Description of Plan
The following brief description of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan extended to all eligible employees of L.B. Foster Company (the “Company”) who have attained age 18. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
During 2019 and 2018, certain eligible employees of the Company changed employee status from union to non-union. As a result, these participants became a participant in the Plan. As such, the account balances of these participants are shown as a plan transfer from a separate qualified plan sponsored by the Company in the accompanying statement of changes in net assets available for benefits.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code (the “Code”) limitations. Participant and Company contributions are invested in accordance with participant elections.
The Plan includes a provision for an immediate Company match. The Plan's participants receive a Company match of 100% of the first 3% of their eligible compensation and 50% of the next 2% of their compensation for a maximum Company match of 4%. To be eligible for the Company’s matching contributions, participants must make pre-tax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these participant deferrals up to the matching limit.
The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year, except those participants that become disabled, retire, or become deceased in that year. Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. There were no discretionary profit-sharing contributions approved for 2019.
The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. At December 31, 2019 and 2018, forfeitures of $78,214 and $7,641, respectively, were available to either first pay administrative expenses of the Plan, with any remaining amounts to reduce future Company contributions. During the year ended December 31, 2019, the Company utilized forfeitures of approximately $17,190 to pay administrative expenses of the Plan, with no amounts used to reduce Company contributions.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Participants are fully vested in Company contributions after two years of eligible service.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account immediately upon such event.
Benefit Payments
Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.
Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings.
Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loans carry a reasonable interest rate based on the prime rate plus 1% on the date the loan is requested and remains fixed for the full term of the loan. Interest rates ranged from 4.25% to 6.50% at December 31, 2019.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan's provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in Company stock, self-directed brokerage accounts, and mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays certain expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.
Recent Accounting Standards
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements in Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”). The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the impact that ASU 2018-13 will have on the Plan’s financial statements.
3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The IRS completed an examination of the Plan for the 2015 plan year on October 24, 2019 resulting in $149,057 in corrective matching contributions made to current and former employees, reported as employer contributions in the accompanying Statement of Changes in Net Assets Available for Benefits.
4. Fair Value Measurements
The Plan applies the provisions of ASC 820, to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:
•Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.
•Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
•Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.
There have been no changes in the methodologies used at December 31, 2019 and 2018, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company's common stock is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust funds
Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) and Putnam Stable Value Fund (“Putnam”) are the only stable value collective trust funds available to the Plan. The Plan uses the net asset value (“NAV”) per share of the funds provided by the trustee of the funds as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the funds, the trustee reserves the right to require

12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The funds’ units are issued and redeemed daily at the constant NAV of $1 per unit. The funds’ investment objective is stability of principal and high current income.
Self-directed brokerage accounts
Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stocks, and publicly traded partnerships and trusts that are valued on the basis of readily determinable market prices.
Fair value hierarchy
Investments, stated at fair value, included in the statements of net assets available for benefits consisted of mutual funds totaling $77,653,235 and $62,014,087, the self-directed brokerage accounts of $3,737,103 and $3,270,581, the Company’s common stock fund of $1,708,817 and $1,352,772 and the Company’s stock purchase account of $2,437 and $1,133 as of December 31, 2019 and 2018, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1 fair value measurements.
Excluded from the fair value disclosure above, the investment in the stable value collective trust funds are measured at NAV per share as a practical expedient. The NAV as of December 31, 2019 and 2018 for the investment was $458,663 and $1,233,879, respectively. There are no unfunded commitments in regards to the stable value collective trust funds at December 31, 2019.
5. Reconciliation of Financial Statements to Form 5500
The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value collective trust funds, instead of using NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2019	2018
Net assets available for benefits per financial statements	$85,484,802	$70,717,820
Adjustment from contract value to fair value for interest in stable value collective trust funds relating to fully benefit-responsive investment contracts	6,184	(13,048)
Net assets available for benefits per Form 5500	$85,490,986	$70,704,772

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2019:

Net increase per the financial statements	$14,666,340
Net change in adjustment from contract value to fair value for interest in stable value collective trust funds relating to fully benefit-responsive investment contracts	19,232
Net income per Form 5500	$14,685,572

6. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in Company stock. At December 31, 2019 and 2018, the Plan held an aggregate of 88,174 and 85,080 shares of the Company's common stock valued at $1,708,817 and $1,352,772 respectively. There were no dividends received on the Company's common stock during 2019. During 2019, the Plan purchased 10,877 shares of the Company's common stock at an aggregate cost of approximately $238,856 and sold 7,782 shares of the Company's common stock for proceeds of approximately $146,732.
7. Delinquent Participant Contributions
For the years ended December 31, 2019 and 2018, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $1,363,168 and $1,355,679 in 2019 and 2018, respectively, are anticipated to be corrected outside the Department of Labor Voluntary Fiduciary Correction Program in 2020. Additionally, the Company is required to compensate participants for lost earnings resulting from the delay in these participant contributions.
8. Subsequent Events
In December 2019, the Setting Every Community Up for Retirement Enhancement (“SECURE Act”) was signed into law, related to required minimum distributions and the limitation of life-time or “stretch” distributions to remain compliant under the applicable laws and regulations. These provisions are effective beginning January 1, 2020. Participants should consult the Plan document or Summary Plan Description for additional information.

During 2020, the COVID-19 pandemic could materially and adversely affect the Plan, its operations, and its performance. Government-imposed stay-at-home orders, social distancing, and various other orders and guidelines have caused market performance of the investments to decline.
In addition, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law which provides plan, plan sponsor, and participant relief in response to the pandemic. In May 2020, The Committee agreed to implement the provisions of the CARES Act as it relates to the Plan.
The primary features within these provisions provide for the waiving of required minimum distributions for the 2020 plan year and for participants with loans due in 2020 to have the ability to delay repayments for one year. Additionally, the CARES Act provisions approved by the Committee provide for significant changes to new loans and distributions. Loan limits are increased to the lesser of $100,000 or 100% of participants’ vested account balances through September 27, 2020. For distributions, participants negatively impacted by COVID-19 can withdraw up to $100,000 without being charged a 10% early withdrawal penalty for the 2020 plan year. The mandatory 20% tax withholding for such distributions is also suspended.

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Years Ended December 31, 2019 and 2018

		Total that Constitute Nonexempt Prohibited Transactions
The Year Ended	Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
December 31, 2019	$1,363,168	$1,363,168	$—	$—	$—
December 31, 2018	$1,355,679	$1,355,679	$—	$—	$—

(1) Amount does include participant loan repayments.

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	Fidelity Investments:
*	Government Income Fund	Mutual fund	**	$1,231,133
*	Balanced Fund – Class K	Mutual fund	**	2,938,544
*	Low Price Stock Fund – Class K	Mutual fund	**	2,974,504
*	International Discovery Fund – Class K	Mutual fund	**	2,151,243
*	Capital Appreciation Fund – Class K	Mutual fund	**	1,556,350
*	Contrafund – Class K	Mutual fund	**	1,897,022
*	Extended Market Index Fund	Mutual fund	**	1,443,752
*	International Index Fund	Mutual fund	**	922,857
*	Small Cap Index	Mutual fund	**	315,950
*	U.S. Bond Index Fund	Mutual fund	**	2,576,062
*	500 Index Fund	Mutual fund	**	5,658,353
*	Freedom Income Fund – Class K	Mutual fund	**	908,623
*	Freedom 2005 – Class K	Mutual fund	**	115,131
*	Freedom 2010 – Class K	Mutual fund	**	197,639
*	Freedom 2015 – Class K	Mutual fund	**	2,563,651
*	Freedom 2020 – Class K	Mutual fund	**	6,972,985
*	Freedom 2025 – Class K	Mutual fund	**	5,065,565
*	Freedom 2030 – Class K	Mutual fund	**	8,298,856
*	Freedom 2035 – Class K	Mutual fund	**	3,157,813
*	Freedom 2040 – Class K	Mutual fund	**	3,309,064
*	Freedom 2045 – Class K	Mutual fund	**	2,743,266
*	Freedom 2050 – Class K	Mutual fund	**	2,652,351
*	Freedom 2055 – Class K	Mutual fund	**	1,283,865
*	Freedom 2060 – Class K	Mutual fund	**	487,144
*	Freedom 2065 – Class K	Mutual fund	**	2,615
*	Government Money Market Fund	Mutual fund	**	1,658,350
*	Managed Income Portfolio Class 1	Stable value collective trust fund	**	458,660
	Putnam Stable Value Fund	Stable value collective trust fund	**	3
	Glenmede Small Cap EQ IS	Mutual fund	**	1,061,419
	MFS Value Fund Class R6	Mutual fund	**	3,073,409
	PGIM Jennison Mid-Cap Growth Fund - Class R6	Mutual fund	**	1,759,559
	Janus Henderson Triton Fund Class N	Mutual fund	**	1,418,889
	PIMCO Total Return Fund	Mutual fund	**	1,918,384
	PIMCO Real Return Institutional Class	Mutual fund	**	673,299
	WF Spc Small Cap Value Fund - Class R6	Mutual fund	**	822,984
	Oppenheimer Developing Markets Fund Class I	Mutual fund	**	891,490
	Touchstone Large Cap Focused Fund Class A	Mutual fund	**	2,951,114
	Self Directed Brokerage Account	Various	**	3,737,103
				$81,849,001

L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	L.B. Foster Company:
*	Stock Fund	Common stock	**	$1,708,817
*	Stock Purchase Account	Stock Purchase Account	**	2,437
				1,711,254
				$83,560,255
*	Participant loans	Participant loans, interest rates ranging from 4.25% to 6.50%, maturities ranging from one to ten years	$—	1,924,547
				$85,484,802

*	Party in interest as defined by ERISA.
**	Cost omitted for participant directed investments.

EXHIBIT INDEX

Exhibit number	Description
*23.1	Consent of Independent Registered Public Accounting Firm.

* Exhibits marked with an asterisk are filed herewith.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B Foster Company 401(k) and Profit Sharing Plan
(Name of Plan)

Date:	June 5, 2020	/s/ Brian H. Kelly
Brian H. Kelly
Senior Vice President -
Human Resources and Administration